Zeo Energy Corp.

7625 Little Rd, Suite 200A

New Port Richey, FL 34654

November 27, 2024

VIA EDGAR

Attention:	Andri Carpenter

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Zeo Energy Corp.
Form 8-K
Filed November 14, 2024
File No. 001-40927

Dear Andri Carpenter:

This letter sets forth the response of Zeo Energy Corp., a Delaware corporation (the “Company”), to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 25, 2024, with respect to the Company’s Current Report on Form 8-K, filed with the Commission on November 14, 2024 (the “8-K”).

In this letter, we have recited the comment from the Staff in bold type and have followed it with the Company’s response.

Form 8-K filed on November 14, 2024

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

or Completed Interim Review, page 1

You disclosed that your company’s audited financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operation and unaudited pro forma combined financial information for the fiscal years ended December 31, 2023 and 2022 included in the company’s Form 8-K, as filed with SEC on March 20, 2024, as amended on March 25, 2024 and August 19, 2024, (ii) your company’s unaudited interim financial statements for three months ended March 31, 2024 included in the Quarterly Report on Form 10-Q/A, as filed with the SEC on August 19, 2024, (iii) your company’s unaudited interim financial statements for three and six months ended June 30, 2024 included in the Quarterly Report on Form 10-Q, as filed with the SEC on August 19, 2024 (iv) the financial statements noted in items (i) through (iii) above included in the company’s Registration Statement on Form S-1, as amended, which was declared effective by the SEC on October 1, 2024, should no longer be relied upon. You also stated that your company’s management have discussed with Grant Thornton LLP, the company’s independent registered public accounting firm. Please file an amendment to this report to include a letter from your independent registered public accountant as Exhibit 7 under 4.02(c) of Form 8-K. Refer to Item 601(b)(7) of Regulation S-K.

Response:

We acknowledge the Staff’s comment, and respectfully note that the Company filed the 8-K pursuant to Item 4.02(a) of Form 8-K. As noted in the first sentence of the 8-K, the Company’s Audit Committee, after discussions with management, alone concluded that a restatement of the Company’s previously filed financial statements was needed. As noted in the 8-K, the Company’s management did discuss the finding with Grant Thornton LLP (“GT”), the company’s independent registered public accountant, but no notice or advisement under Item 4.02(b) of Form 8-K was received from GT, and the Company has confirmed GT’s agreement that the determination was made pursuant to Item 4.02(a) of Form 8-K. In light of the foregoing, the Company could not have reasonably concluded that it was (and does not believe that it is) required to file the 8-K under Item 4.02(b) of Form 8-K.

Should you have any questions relating to any of the foregoing, please contact our counsel, Adam Berkaw, Esq. by telephone at (212) 370-1300.

Sincerely,

Zeo Energy Corp.

/s/ Timothy Bridgewater
Name:	Timothy Bridgewater
Title:	Chief Executive Officer